Willkie Farr & Gallagher LLP Letterhead
October 23, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. (the “Fund”) Registration Statement on Form N-2
(Securities Act File No. 333-137298, Investment Company Act File No. 811-04700)
Response to Comments
Ladies and Gentlemen:
On behalf of the Fund, I hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), selected pages to be included in Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2006 (the “Prior Filing”).
These pages are being filed informally on behalf of the Fund to respond to the comments made by Laura Hatch of the staff (the “Staff”) of the Securities and Exchange Commission on October 10, 2006 to the Fund’s Prior Filing, in an effort to expedite the Staff’s review and facilitate the contemplated offering. For the convenience of the Staff, the substance of those comments has been set forth below. The Fund’s responses to each comment are set out immediately under the restated comment.
The Fund is filing this letter as correspondence prior to the filing of Amendment No. 1 and may file additional correspondence should any further material changes be made to this N-2 between the time this letter is filed as correspondence and the time of the filing of Amendment No. 1.
Investment Objectives
1.	Question: On page 2, please state the minimum rating for preferred stock and convertible bonds in which the Fund may invest.

Securities and Exchange Commission
October 23, 2006

Response: We have added this information indicating that the Fund may invest in any category of securities and that the minimum ratings for debt securities are intended to apply for preferred stock and convertible bonds (see page 2).
Common Stock Distribution
2.	Question: On page 4, it states that “the Fund has adopted a managed distribution policy, which may be changed at any time by the Board of Directors, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders.” Please add disclosure that the distribution or return of capital should not be confused with yield and include the risks involved with this type of distribution.

Response: We have added disclosure noting the possibility of a return of capital as well as the associated risk. Please also note that the N-2 currently has risk disclosure with respect to this point in the section on risk factors (see pages 3 and 24).
Use of Proceeds
3.	Question: On page 9, it states that “the Fund intends to use the net proceeds to redeem [all] shares of Series B Preferred of which there are 4,950,000 shares outstanding with a liquidation rate of $25 per share, which were redeemable beginning on June 20, 2006.” Please state the time limit (i.e. how long it will take to redeem all shares of Series B Preferred).

Response: We have added additional disclosure clarifying the intended use of the offering proceeds (see page 8).
Special Characteristics and Risks
4.	Question: On page 12 it states that “the Fund may invest up to 10% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies.” Please state the minimum rating in which the Fund may invest.

Response: We have added this disclosure indicating that the Fund may invest in any category of securities (see page 11).
Management and Fees
5.	Question: On page 13 it states that “the Investment Adviser has agreed to reduce the management fee...during the fiscal year if the total return of the net asset value of the common stock...does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock.” Please clarify this disclosure so that it

Securities and Exchange Commission
October 23, 2006

can be easily understood by investors. Also state whether the agreement to reduce the management fee is contractual or voluntary.

Response: We have added clarifying language and indicated that the agreement to reduce the management fee is voluntary.
Advisory Agreement
6.	Question: On page 35 it states that “a discussion regarding the basis of the Board of Directors’ approval of the Advisory Agreement is available in the Fund’s semi-annual report to stockholders for the six months ended June 30, 2005.” Should the date be June 30, 2006?

Response: We have changed the date to June 30, 2006 (see page 31).
Taxation of Stockholders
7.	Question: On page 57, please include a discussion of the tax consequences to a shareholder of selling shares of the Series G Auction Rate Preferred Stock. In addition, please include a discussion of the tax consequences to a shareholder of a mandatory redemption of the Series F Cumulative Preferred Stock or the Series G Auction Rate Preferred Stock.

Response: We have added this information (see page 53).
Additional Information
8.	Question: On page 67 it states that “the Board of Directors of the Fund has approved, subject to shareholder and other regulatory approvals, the contribution of a portion of the Fund’s assets to a newly formed non-diversified, closed-end investment company, The Gabelli Global Healthcare & WellnessRx Trust (the “Healthcare & WellnessRx Trust”). All of the Healthcare & WellnessRx Trust’s common stock would then be distributed to the common stockholders of the Fund.” Please explain how the transaction mentioned above will be structured. For example, will the Gabelli Equity Trust hold shares of the Healthcare & WellnessRx Trust? If so, for how long (i.e. what is the time lag between the contribution of the Fund’s assets and the distribution of shares of the new fund to shareholders)? Please explain to us in detail how this arrangement complies with Section 12(d) of the 1940 Act.

Response: The Fund will provide the initial seed capital for the Healthcare & Wellness Rx Trust to satisfy Section 14(a) of the 1940 Act. Consequently, the Healthcare & Wellness Rx Trust will initially be a wholly-owned subsidiary of the Fund. The seed capital is expected to be contributed immediately before the Trust’s

Securities and Exchange Commission
October 23, 2006

N-14 Registration Statement is declared effective. The capital contribution of between $60 million and $100 million will be made as soon as possible after shareholder approval of the transaction. The shares of the Healthcare & Wellness Rx Trust will be distributed to Fund shareholders simultaneously with this capital contribution.
     In 1994, the Fund received no-action relief (see 1994 SEC No-Act. LEXIS 429) in which the Commission agreed not to recommend enforcement action under Section 12(d)(1)(A) of the 1940 Act if the Fund distributes to its shareholders a dividend consisting of stock in a newly formed investment company. The Healthcare & WellnessRx Trust transaction discussed in the N-2 will be structured identically to the transaction described in the 1994 no-action letter; therefore, the Fund plans to rely on this no-action relief with respect to the transaction involving the Fund and the Healthcare & WellnessRx Trust.
Special Note Regarding Forward-Looking Statements
9.	Question: On page 69, this section attempts to limit liability for forward-looking statements. Please delete attempts to limit liability. Statements relating to investment companies are excluded from the safe harbor for forward-looking statements. (See Section 21E(b)(2)(B) of the Securities Exchange Act of 1934.)

Response: We have deleted the relevant disclosure (see page 65).
General
10.	Question: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: The following items will be omitted from the form of prospectus:
•	dividend rate and quarterly payment date for the Series F Preferred and the initial dividend rate and period of the Series G Preferred.

•	underwriting discounts and discounts to dealers

•	aggregate offering price and any information dependent upon the aggregate offering price, including proceeds to the Fund, the number of shares to be issued and the Fund’s leverage ratio after taking into account the proposed offering

•	the first potential redemption date for the Series F Preferred at the option of the Fund

Securities and Exchange Commission
October 23, 2006

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8622.
Very truly yours,
Aaron D. Wasserman
Enclosures

cc:	Laura Hatch, Division of Investment Management, SEC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Bruce N. Alpert, The Gabelli Equity Trust, Inc.
James E. McKee, Esq., The Gabelli Equity Trust, Inc.

securities and warrants and rights to purchase such securities selected by the Investment Adviser. Income is a secondary investment objective.
     Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities (the “80% Policy”). The 80% Policy may be changed without stockholder approval. The Fund will provide stockholders with notice at least 60 days prior to the implementation of any change in the 80% Policy.
     The Investment Adviser selects investments on the basis of fundamental value and, accordingly, the Fund typically invests in the securities of companies that are believed by the Investment Adviser to be priced lower than justified in relation to their underlying assets. Other important factors in the selection of investments include favorable price/earnings and debt/equity ratios and strong management.
     The Fund seeks to achieve its secondary investment objective of income, in part, by investing up to 10% of its total assets in a portfolio consisting primarily of high-yielding, fixed-income securities, such as corporate bonds, debentures, notes, convertible securities, preferred stocks and domestic and foreign government obligations. Fixed-income securities purchased by the Fund may be rated as low as C by Moody’s or D by S&P or may be unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining any real investment standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date. These debt securities are predominantly speculative and involve major risk exposure to adverse conditions and are often referred to in the financial press as “junk bonds.”
     No assurance can be given that the Fund’s investment objectives will be achieved. See “Investment Objectives and Policies.”
Dividends and Distributions
     Series F Preferred. Distributions on the Series F Preferred, at the annual rate of [ ] of its $25 per share liquidation preference, are cumulative from the original issue date and are payable, when, as and if declared by the Board of Directors of the Fund, out of funds legally available therefor, quarterly on March 26, June 26, September 26, and December 26 of each year, commencing on [DATE], 2006.
     Series G Auction Rate Preferred. The holders of Series G Auction Rate Preferred are entitled to receive cash distributions, stated at annual rates of its $25,000 per share liquidation preference, that will vary from dividend period to dividend period. The table below shows the dividend rate, the dividend payment date and the number of days for the initial dividend period on the Series G Auction Rate Preferred.

	Initial	Dividend Payment	Number of Days of
	Dividend	Date for Initial	Initial Dividend
	Rate	Dividend Period	Period
Series G Auction Rate Preferred	[ ]%	[DATE], 2006	[7]

     For subsequent dividend periods, the Series G Auction Rate Preferred will make distributions based on a rate set at auctions, normally held weekly. In most instances, distributions are payable weekly, on the first business day following the end of the dividend period. If the day on which distributions otherwise would be paid is not a business day, then distributions will be made on the first business day after the end of the dividend period. The Fund may, subject to certain conditions, designate special dividend periods of more (or less) than seven days. The dividend payment date for any such special dividend period will be set out in the notice designating the special dividend period. Distributions on shares of the Series G Auction Rate Preferred will be cumulative from the date such stock is issued and will be paid out of legally available funds.
     Any designation of a special dividend period will be effective only if, among other things, proper notice has been given, the auction immediately preceding the special dividend period was not a failed auction and the Fund has confirmed that it has assets with an aggregate discounted value at least equal to the Basic Maintenance Amount (as described under “Description of the Series F Preferred and Series G Auction Rate Preferred — Rating Agency Guidelines”). See “Description of the Series F Preferred and Series G Auction Rate Preferred — Distributions on the Series G Auction Rate Preferred” and “The Auction of Series G Auction Rate Preferred.”
     There is no minimum rate with respect to any dividend period. There is a maximum rate. The maximum rate for any dividend period other than a default period will be the greater of (i) the applicable percentage of the reference rate set forth in the table below and (ii) the applicable spread set forth in the table below plus the reference rate. The reference rate is the applicable LIBOR Rate (as defined below) (for a dividend period or a special

In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s existing preferred stock. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. For the fiscal year ending December 31, 2005, the Fund made distributions of $0.85 per share of common stock, none of which constituted a return of capital. The Fund has made quarterly distributions with respect to its common stock since 1987. A portion of the returns during nine of the fiscal years since the Fund’s inception have constituted a return of capital. The composition of distributions is based on earnings as of the record date for the distribution. The actual composition of the distribution may change based on the Fund’s investment activity in 2006.
Auction Procedures
     You may buy, sell or hold Series G Auction Rate Preferred in the auction. The following is a brief summary of the auction procedures, which are described in more detail elsewhere in this prospectus and in the SAI. These auction procedures are complicated, and there are exceptions to these procedures. Many of the terms in this section have a special meaning as set forth in this prospectus or the SAI.
     Provided that the Fund has not defaulted on its payment obligations to holders of the Series G Auction Rate Preferred, the auctions determine the dividend rate for the Series G Auction Rate Preferred, except that no dividend rate resulting from the auction process will be higher than the then-maximum rate. See “Description of the Series F Preferred and Series G Auction Rate Preferred — Distributions on the Series G Auction Rate Preferred.”
     If you own shares of Series G Auction Rate Preferred, you may instruct your broker-dealer to enter one of three kinds of orders in the auction with respect to your shares: sell, bid, and hold.
     If you enter a sell order, you indicate that you want to sell Series G Auction Rate Preferred at $25,000 per share, no matter what the next dividend period’s rate will be.
     If you enter a bid order, which must specify a dividend rate, you indicate that you want to purchase or hold the indicated number of shares of Series G Auction Rate Preferred at $25,000 per share if the dividend rate for the Series G Auction Rate Preferred for the next dividend period is not less than the rate specified in the bid. A bid order will be deemed an irrevocable offer to sell Series G Auction Rate Preferred if the next dividend period’s rate is less than the rate you specify.
     If you enter a hold order you indicate that you want to continue to own Series G Auction Rate Preferred, no matter what the next dividend period’s rate will be.
     You may enter different types of orders for different portions of your Series G Auction Rate Preferred. All orders must be for whole shares. All orders you submit are irrevocable after the submission deadline. There is a fixed number of Series G Auction Rate Preferred, and the dividend rate likely will vary from auction to auction depending on the number of bidders, the number of shares the bidders seek to buy, the rating of the Series G Auction Rate Preferred and general economic conditions, including current interest rates. If you own Series G Auction Rate Preferred and submit a bid order specifying a rate that is higher than the then-maximum rate, your bid order will be treated as a sell order. If you do not enter an order, the broker-dealer will ordinarily assume that you want to continue to hold your Series G Auction Rate Preferred, but if you fail to submit an order and the dividend period is a special dividend period, the broker-dealer will treat your failure to submit an order as a sell order.
     If you do not then own Series G Auction Rate Preferred, or want to buy more shares, you may instruct a broker-dealer to enter a bid order to buy shares in an auction at $25,000 per share at or above the dividend rate you specify. If you bid for shares you do not already own at a rate higher than the then-maximum rate, your bid will not be considered.
     Broker-dealers will submit orders from existing and potential holders of Series G Auction Rate Preferred to the auction agent. Neither the Fund nor the auction agent will be responsible for a broker-dealer’s failure to submit orders from existing or potential holders of Series G Auction Rate Preferred. A broker-dealer’s failure to submit orders for Series G Auction Rate Preferred held by it or its customers will be treated in the same manner as a holder’s failure to submit an order to the broker-dealer. A broker-dealer may submit orders to the auction agent for its own account provided that the broker-dealer is not an affiliate of the Fund. If a broker-dealer submits an order for its own account in any auction, it may have knowledge of orders placed through it in that auction and therefore have an advantage over other bidders, but such broker-dealer would not have knowledge of orders submitted by investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage for the Series F Preferred and the Series G Auction Rate Preferred. Such volatility may increase the likelihood of the Fund having to sell investments in order to meet its obligations to make distributions on the preferred stock, or to redeem preferred stock, when it may be disadvantageous to do so. Also, if the Fund is utilizing leverage, a decline in net asset value could affect the ability of the Fund to make common stock distributions and such a failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code. See “Taxation.”
     Because the fee paid to the Investment Adviser will be calculated on the basis of the Fund’s net assets, which includes for this purpose assets attributable to the aggregate net asset value of the common stock plus assets attributable to any outstanding preferred stock with no deduction for the liquidation preference of any preferred stock, the fee may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage. However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the Existing Preferred and the Series F Preferred or Series G Auction Rate Preferred during the fiscal year if the total return of the net asset value of the common stock, including distributions and management fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock. The Fund’s total return on the net asset value of common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the additional management fee on those additional assets.
     For the year ended December 31, 2005, the Fund’s total return on the net asset value of the common stock exceeded the stated dividend rate or net swap expense of the Series C Auction Rate Preferred and Series E Auction Rate Preferred. Thus, management fees were accrued on these assets. The Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate or net swap expense of the Series B Preferred and Series D Preferred. Thus, management fees with respect to the liquidation value of the preferred assets in the amount of $2,387,425 were not accrued.
     Restrictions on Dividends and Other Distributions. Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the common stock and preferred stock (including the Series F preferred and the Series G Auction Rate Preferred), both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem its preferred stock (including the Series F Preferred and the Series G Auction Rate Preferred) to the extent necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such actions can be effected in time to meet the Code requirements. See “Taxation” in the SAI.
Risks of Investing in the Fund
     Common Share Distribution Policy Risk. The Fund has adopted a policy, which may be changed at any time by the Board of Directors, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s Existing Preferred. A portion of the returns during the past nine years since the Fund’s inception in 1987 have been estimated to include a return of capital. The composition of distributions is based on earnings as of the record date for the distribution. The actual composition of the distribution may change based on the Fund’s investment activity through the end of the year.
     Value Investing Risk. The Fund focuses its investments on the securities of companies that are believed by the Investment Adviser to be priced lower than justified in relation to their underlying assets. These types of securities may present risks in addition to the general risks associated with investing in common and preferred stocks. These securities generally are selected on the basis of an issuer’s fundamentals relative to current market price. Such securities are subject to the risk of mis-estimation of certain fundamental factors. In addition, during certain time periods market dynamics may strongly favor “growth” stocks of issuers that do not display strong fundamentals relative to market price based upon positive price momentum and other factors. Disciplined adherence to a “value” investment mandate during such periods can result in significant underperformance relative

24

amount equal to two full years of distributions, holders of the preferred stock, voting as a single class, will have the right to elect additional directors that would then constitute a simple majority of the Board of Directors until all cumulative distributions on all shares of preferred stock have been made or provided for. Holders of outstanding shares of Series F Preferred, Series G Auction Rate Preferred and any other preferred stock will vote separately as a class on certain other matters as required under the charter (together with any amendments or supplements thereto, including any articles supplementary, the “Charter”), the 1940 Act and Maryland law. Except as otherwise indicated in this prospectus and as otherwise required by applicable law, holders of Series F Preferred and Series G Auction Rate Preferred will be entitled to one vote per share on each matter submitted to a vote of stockholders and will vote together with holders of common stock and any other preferred stock as a single class. See “Description of the Series F Preferred and Series G Auction Rate Preferred — Voting Rights.”
Liquidation Preference
     The liquidation preference of the Series F Preferred is $25. The liquidation preference of the Series G Auction Rate Preferred is $25,000 per share. Upon liquidation, holders of preferred stock will be entitled to receive the liquidation preference with respect to their shares of preferred stock plus an amount equal to accumulated but unmade distributions with respect to such shares (whether or not earned or declared) to the date of liquidation. See “Description of the Series F Preferred and Series G Auction Rate Preferred — Liquidation Rights.”
Use of Proceeds
     The net proceeds of the offering are estimated at approximately $[ ], after deduction of the estimated underwriting discounts and estimated offering expenses payable by the Fund. The Fund currently intends to use the net proceeds to redeem all of the shares of Series B Preferred of which there are 4,950,000 shares outstanding with a liquidation rate of $25 per share, which were redeemable beginning on June 20, 2006. It is expected that the Investment Adviser redeem such outstanding shares within six months after the completion of the offering; however, to the extent that the Investment Adviser identifies what it believes to be favorable investment opportunities, all or a portion of the offering proceeds may be invested in accordance with the Fund’s objectives and policies and the redemption may be delayed for an extended period of time, or may not occur. See “Use of Proceeds.”
Listing of the Series F Preferred
     Following its issuance (if issued), the Series F Preferred is expected to be listed on the NYSE. However, during an initial period which is not expected to exceed 30 days after the date of its initial issuance, the Series F Preferred will not be listed on any securities exchange and consequently may be illiquid during that period. There can be no assurance that a secondary market will provide owners with liquidity.
Limitation on Secondary Market Trading of the Series G Auction Rate Preferred
     The Series G Auction Rate Preferred will not be listed on an exchange. Broker-dealers may, but are not obligated to, maintain a secondary trading market in the Series G Auction Rate Preferred outside of auctions. There can be no assurance that a secondary market will provide owners with liquidity. You may transfer Series G Auction Rate Preferred outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent or such other persons as the Fund permits.
Special Characteristics and Risks
     Risk is inherent in all investing. Therefore, before investing in the Series F Preferred or the Series G Auction Rate Preferred you should consider the risks carefully. See “Risk Factors and Special Considerations.”
     Series F Preferred. Primary risks specially associated with an investment in the Series F Preferred include:
     The market price for the Series F Preferred will be influenced by changes in interest rates, the perceived credit quality of the Series F Preferred and other factors. See “Risk Factors and Special Considerations — Special Risks of the Series F Preferred — Fluctuations in Market Price.”
     Prior to the offering, there has been no public market for the Series F Preferred. In the event the Series F Preferred is issued, prior application will have been made to list the Series F Preferred on the NYSE. However, during an initial period, which is not expected to exceed 30 days after the date of its issuance, the Series D Preferred will not be listed on any securities exchange. During such 30-day period, the underwriters may make a market in the Series F Preferred; however, they have no obligation to do so. Consequently, the Series F Preferred may be illiquid during such period. No assurances can be provided that listing on any securities exchange or market making spring of 2004. The letters requested that each of these firms voluntarily conduct an investigation regarding its respective practices and procedures in that market. Pursuant to these requests, each underwriter conducted its own voluntary review and reported its findings to the staff of the Commission. At the request of the staff of the Commission, these underwriters are engaging in discussions with the staff concerning its inquiry. Neither they nor the Fund can predict the ultimate outcome of the inquiry or how that outcome will affect the market for the auction rate securities or the auctions.
     The Fund has adopted a policy, which may be changed at any time by the Board of Directors, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders. In the event the Fund does not generate a total return from dividends and interest received and net capital gains in an amount equal to or in excess of its stated distributions in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s Series F Preferred and Series G Auction Rate Preferred. For the fiscal year ended December 31, 2005 the Fund made distributions of $0.85 per share of common stock, none of which constituted a return of capital. The Fund has made quarterly distributions with respect to its shares of common stock since 1987. A portion of the returns during nine fiscal years since the Fund’s inception have constituted a return of capital. The composition of distributions is based on earnings as of the record date for the distribution. The actual composition of the distribution may change based on the Fund’s investment activity through the end of the year.
     As a non-diversified, closed-end management investment company under the 1940 Act, the Fund may invest a greater portion of its assets in a more limited number of issuers than may a diversified fund, and accordingly, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company. See “Risk Factors and Special Considerations — Risks of Investing in the Fund — Non-Diversified Status.”
     The Fund may invest up to 25% of its assets in the securities of companies principally engaged in a single industry. In the event the Fund makes substantial investments in a single industry, the Fund would become more susceptible to adverse economic or regulatory occurrences affecting that industry. See “Risk Factors and Special Considerations — Risks of Investing in the Fund — Industry Concentration Fund.”
     The Fund may invest up to 10% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies, also sometimes referred to as “junk bonds.” Such securities are subject to greater risks than investment grade securities, which reflect their speculative character, including (i) greater volatility; (ii) greater credit risk; (iii) potentially greater sensitivity to general economic or industry conditions; (iv) potential lack of attractive resale opportunities (illiquidity); and (v) additional expenses to seek recovery from issuers who default. Fixed-income securities purchased by the Fund may be rated as low as C by Moody’s or D by S&P or may be unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining any real investment standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date. See “Risk Factors and Special Considerations — Risks of Investing in the Fund — Lower Rated Securities.”
     The Fund may invest up to 35% of its total assets in securities of foreign issuers. Investing in securities of foreign companies (or foreign governments), which are generally denominated in foreign currencies, may involve certain risks and opportunities not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluation of currencies. See “Risk Factors and Special Considerations — Risks of Investing in the Fund — Foreign Securities.”
     The Fund has entered into an interest rate swap transaction with respect to its outstanding Series C Preferred and is authorized to enter into an interest rate swap or cap transaction with respect to its outstanding Series E Auction Rate Preferred. The Fund may enter into an interest rate swap or cap transaction with respect to all or a portion of the Series G Auction Rate Preferred. The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk. See “Risk Factors and Special Considerations — Risks of Investing in the Fund.”
     The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. See “Risk Factors and Special Considerations — Risks of Investing in the Fund — Management Risk.”
     The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli,

11

regulatory or rating agency requirements. Because of historically low interest rates, the current low cost of the Series G Auction Rate Preferred to the Fund may rise dramatically, which in turn may prompt the Fund to redeem the Series G Auction Rate Preferred earlier than it otherwise might. The Series F Preferred and the Series G Auction Rate Preferred are subject to redemption under specified circumstances and investors may not be able to reinvest the proceeds of any such redemption in an investment providing the same or a better rate than that of the Series F Preferred or the Series G Auction Rate Preferred. Subject to such circumstances, the Series F Preferred and the Series G Auction Rate Preferred are perpetual.
     The Series F Preferred and the Series G Auction Rate Preferred are not obligations of the Fund. The Series F Preferred and the Series G Auction Rate Preferred would be junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series F Preferred and/or the Series G Auction Rate Preferred for the full redemption price.
     The Fund currently uses, and intends to continue to use, financial leverage for investment purposes by issuing preferred stock. It is currently anticipated that, taking into account the Series F Preferred and the Series G Auction Rate Preferred being offered in this prospectus, the amount of leverage will represent approximately [ ] % of the Fund’s managed assets (as defined below). The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage for the Series F Preferred and the Series G Auction Rate Preferred. Such volatility may increase the likelihood of the Fund having to sell investments in order to meet its obligations to make distributions on the preferred stock, or to redeem preferred stock when it may be disadvantageous to do so. Also, if the Fund is utilizing leverage, a decline in net asset value could affect the ability of the Fund to make common stock distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). See “Taxation.”
     Because the fee paid to the Investment Adviser will be calculated on the basis of the Fund’s assets, which include for this purpose assets attributable to the aggregate net asset value of the common stock plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any preferred stock, the fee may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage. However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the Existing Preferred and the Series F Preferred or Series G Auction Rate Preferred during the fiscal year if the total return of the net asset value of the common stock, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. In other words, if the effective cost of the leverage for each series of preferred stock exceeds the total return on the Fund’s common stock, the Investment Adviser will waive that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common stockholder’s total return. This fee waiver or expense reimbursement is voluntary and may be discontinued at any time. The Fund’s total return on the net asset value of the common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those additional assets. See “Risk Factors and Special Considerations — Risks Associated with both Series F Preferred and the Series G Auction Rate Preferred — Leverage Risk.”
     Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem shares of its preferred stock (including the Series F Preferred and the Series G Auction Rate Preferred) to the extent necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such actions can be effected in time to meet the Code requirements. See “Taxation” in the SAI.
     Certain of the underwriters have advised the Fund that they and various other broker-dealers and other firms that participate in the auction rate securities market received letters from the staff of the Commission in the

Advisory Agreement
     Under the terms of the Fund’s Investment Advisory Agreement (the “Advisory Agreement”), the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and manages the Fund’s other business and affairs, all subject to the supervision and direction of its Board of Directors. In addition, under the Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to its stockholders and supervising the calculation of the net asset value of its stock. All expenses of computing the Fund’s net asset value, including any equipment or services obtained solely for the purpose of pricing shares of stock or valuing the Fund’s investment portfolio, will be an expense of the Fund under the Advisory Agreement unless the Investment Adviser voluntarily assumes responsibility for such expense. During fiscal 2005, the Fund reimbursed the Investment Adviser $[ ] in connection with the cost of computing the Fund’s net asset value.
     The Advisory Agreement combines investment advisory and administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund under the Advisory Agreement, the Fund pays the Investment Adviser a fee computed weekly and paid monthly at the annual rate of 1.00% of its average weekly net assets plus the liquidation value of any outstanding preferred stock. The Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the preferred stock during the fiscal year if the total return of the net asset value of common stock, including distributions and management fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock. The Fund’s total return on the net asset value of its common stock is monitored on a monthly basis to assess whether the total return on the net asset value of its common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of outstanding preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the additional management fee on those assets.
     For the year ended December 31, 2005, the Fund’s total return on the net asset value of the common stock exceeded the stated dividend rate or net swap expense of the Series C Auction Rate Preferred and Series E Auction Rate Preferred. Thus, management fees were accrued on these assets. The Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate or net swap expense of the Series B Preferred and Series D Preferred. Thus, management fees with respect to the liquidation value of such preferred assets in the amount of $2,387,425 were not accrued.
     The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties thereunder, the Investment Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”
     Pursuant to its terms, the Advisory Agreement will remain in effect with respect to the Fund from year to year if approved annually (i) by the Fund’s Board of Directors or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.
     A discussion regarding the basis of the Board of Directors’ approval of the Advisory Agreement is available in the Fund’s semi-annual report to stockholders for the six months ended June 30, 2006.
Selection of Securities Brokers
     The Advisory Agreement contains provisions relating to the selection of securities brokers to effect the portfolio transactions of the Fund. Under those provisions, the Investment Adviser may (i) direct Fund portfolio brokerage to Gabelli & Company, Inc. or other broker-dealer affiliates of the Investment Adviser and (ii) pay commissions to brokers other than Gabelli & Company, Inc. that are higher than might be charged by another qualified broker to obtain brokerage and/or research services considered by the Investment Adviser to be useful or desirable for its investment management of the Fund and/or its other advisory accounts or those of any investment

Taxation of Stockholders
     Based in part on a lack of present intention on the part of the Fund to voluntarily redeem the Series G Auction Rate Preferred at any time in the future and the Fund’s inability to voluntarily redeem the Series F Preferred until [ ], the Fund intends to take the position that under present law both the Series F Preferred and the Series G Auction Rate Preferred will constitute equity, rather than debt of the Fund for Federal income tax purposes. It is possible, however, that the Internal Revenue Service (the “IRS”) could take a contrary position asserting, for example, that the Series F Preferred and the Series G Auction Rate Preferred constitute debt of the Fund. The Fund believes this position, if asserted, would be unlikely to prevail. If that position were upheld, distributions on the Series F Preferred and the Series G Auction Rate Preferred would be considered interest, taxable as ordinary income regardless of the taxable income of the Fund. The following discussion assumes the Series F Preferred and the Series G Auction Rate Preferred are treated as equity.
     Distributions paid to you by the Fund from its investment company taxable income which includes the excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to you as ordinary income to the extent of the Fund’s earnings and profits. Such distributions (if designated by the Fund) may, however, qualify (provided holding periods and other requirements are met) (i) for the dividends received deduction in the case of corporate stockholders to the extent that the Fund’s income consists of dividend income from United States corporations, and (ii) for taxable years through December 31, 2010, as qualified dividend income eligible for the reduced maximum Federal rate to individuals of generally 15% (currently 5% for individuals in lower tax brackets) to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualified comprehensive tax treaty with the United States, or whose stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States). Distributions made to you from an excess of net long-term capital gains over net short-term capital losses (“capital gain dividends”), including capital gain dividends credited to you but retained by the Fund, are taxable to you as long-term capital gains if they have been properly designated by the Fund, regardless of the length of time you have owned Fund stock. The maximum Federal tax rate on net long-term capital gain of individuals is reduced generally from 20% to 15% (currently 5% for individuals in lower brackets) for such gain realized before January 1, 2011. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of your stock and, after such adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the stock is held as a capital asset). Generally, not later than 60 days after the close of its taxable year, the Fund will provide you with a written notice designating the amount of any qualified dividend income or capital gain dividends and other distributions.
     Upon the sale, exchange, redemption or other disposition of Series F Preferred or Series G Auction Rate Preferred stock, you will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and your adjusted tax basis in the stock. Such gain or loss will generally be a capital gain or loss, and will be long-term capital gain or loss if the stock has been held for more than one year at the time of sale. Any loss upon the sale or exchange of Fund stock held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of stock of the Fund will be disallowed if other substantially identical Fund stock is acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the stock is disposed of. In such case, the basis of the stock acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income.
     If the Fund pays you a dividend or makes a distribution in January that was declared in the previous October, November or December to stockholders of record on a specified date in one of such months, then such dividend or distribution will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend or distribution was declared.
     The Fund is required in certain circumstances to backup withhold on taxable dividends or distributions and certain other payments paid to non-corporate holders of the Fund’s stock who do not furnish the Fund with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements in this prospectus constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Fund to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors and Special Considerations” and elsewhere in this prospectus. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity or achievements.